================================================================================

                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the fiscal year ended December 31, 1996


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition  period from ____________ to ______________


                         Commission file number 0-19277


                    THE HARTFORD INVESTMENT AND SAVINGS PLAN


                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
             (Exact name of registrant as specified in its charter)


           DELAWARE                                    13-3317783
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                    Identification Number)


                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900
                    (Address of principal executive offices)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (860) 547-5000

================================================================================

                                    SIGNATURE



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.




                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (NAME OF PLAN)




                                       BY:
                                       /S/  FRANCIS A. DORION
                                       ---------------------------------------
                                       (FRANCIS A. DORION, PLAN ADMINISTRATOR)



JUNE 25, 1997
-------------
(DATE)

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN


                                    CONTENTS

                                                                       Pages
                                                                       -----
Report of Independent Public Accountants                                F-1
Statement of Net Assets Available for Benefits With Fund
     Information as of December 31, 1996                                F-2
Statement of Net Assets Available for Benefits With Fund
     Information as of December 31, 1995                                F-3
Statement of Changes in Net Assets Available for Benefits
     With Fund Information For the Year Ended December 31, 1996         F-4
Statement of Changes in Net Assets Available for Benefits
     With Fund Information For the Period December 19, 1995
     through December 31, 1995                                          F-5
Notes to Financial Statements                                        F-6 - F-9
Item 27a - Schedule of Assets Held for Investment Purposes
     - Part I as of December 31, 1996                               F-10 - F-13
Item 27d - Schedule of Reportable Transactions for the Year
     Ended December 31, 1996                                            F-14
Exhibit 23 - Consent of Independent Public Accountants                  F-15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Hartford Financial Services Group, Inc.

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and the period December 19, 1995 through December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 and the period December 19, 1995 through December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages F-10 through F-14 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                            ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 27, 1997

                                                                                                  EIN# 13-3317783
                                                                                                        PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)


                                                          NON-MEMBER
                                                           DIRECTED                MEMBER DIRECTED
                                                                       ------------------------------------------
                                                         THE HARTFORD  THE HARTFORD
                                                         COMMON STOCK  COMMON STOCK   INDEX FUND   FIXED INCOME
                                               TOTAL     FUND (FUND A) FUND (FUND A)   (FUND B)    FUND (FUND C)
-----------------------------------------------------------------------------------------------------------------

ASSETS

   Investments, at fair value:
    The Hartford common stock: 4,759,452
     shares                                $     321,263 $     240,305 $      80,958 $         --  $         --
   ITT Corporation common stock:
     3,594,381 shares                            155,906            --            --           --            --
   ITT Industries, Inc. common stock:
     3,597,377 shares                             88,136            --            --           --            --
   Investment in securities of
     unaffiliated issuers                        197,028         2,989         1,007      145,009        18,197
   Investment in group annuity contracts
      at contract value                          248,155            --            --           --       248,155
   Dividends and interest receivable               4,080         1,492           502           42         1,377
   Loans receivable                               24,821            --            --           --            --

                                           ----------------------------------------------------------------------
     TOTAL ASSETS                              1,039,389       244,786        82,467      145,051       267,729
                                           ----------------------------------------------------------------------

LIABILITIES

   Interfund transfers pending                        --        (4,384)       (1,477)         745        (2,440)
   Unsettled security purchases                      548           410           138           --            --
   Contributions payable                             112           (62)          (21)         103           211

                                           ----------------------------------------------------------------------
     TOTAL LIABILITIES                               660        (4,036)       (1,360)         848        (2,229)
                                           ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $   1,038,729 $     248,822 $      83,827 $    144,203  $    269,958
-------------------------------------------=============-=============-=============-============--=============-

The accompanying notes are an integral part of these financial statements


                                                                                    EIN# 13-3317783
                                                                                          PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)
                                  (Continued)

                                                                 MEMBER DIRECTED
                                           --------------------------------------------------------
                                                               ITT           ITT
                                                           CORPORATION    INDUSTRIES
                                           BALANCED FUND  COMMON STOCK   COMMON STOCK
                                              (FUND D)    FUND (FUND F) FUND (FUND G)   LOAN FUND
---------------------------------------------------------------------------------------------------

ASSETS

   Investments, at fair value:
    The Hartford common stock: 4,759,452
     shares                                $          --  $          -- $          --  $       --
   ITT Corporation common stock:
     3,594,381 shares                                 --        155,906            --          --
   ITT Industries, Inc. common stock:
     3,597,377 shares                                 --             --        88,136          --
   Investment in securities of
     unaffiliated issuers                         25,950          2,651         1,225          --
   Investment in group annuity contracts
      at contract value                               --             --            --          --
   Dividends and interest receivable                  57            (23)          633          --
   Loans receivable                                   --             --            --      24,821

                                           --------------------------------------------------------
     TOTAL ASSETS                                 26,007        158,534        89,994      24,821
                                           --------------------------------------------------------

LIABILITIES

   Interfund transfers pending                      (164)         4,264         3,456          --
   Unsettled security purchases                       --            --             --          --
   Contributions payable                            (213)            69            25          --

                                           --------------------------------------------------------
     TOTAL LIABILITIES                              (377)         4,333         3,481          --
                                           --------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $      26,384  $     154,201 $      86,513  $   24,821
-------------------------------------------=============--=============-=============--===========-

The accompanying notes are an integral part of these financial statements

                                                                                                 EIN# 13-3317783
                                                                                                       PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995
                                ($ IN THOUSANDS)

                                                         NON-MEMBER
                                                           DIRECTED                MEMBER DIRECTED
                                                                       ------------------------------------------
                                                         THE HARTFORD  THE HARTFORD
                                                         COMMON STOCK  COMMON STOCK   INDEX FUND   FIXED INCOME
                                               TOTAL     FUND (FUND A) FUND (FUND A)   (FUND B)    FUND (FUND C)
-----------------------------------------------------------------------------------------------------------------
ASSETS

   Receivable from ITT Industries
      Investment & Savings Plan            $     935,439 $     154,104 $      51,917 $    107,687 $     256,294

   Contributions receivable                        5,221         2,005           676                      1,431
                                                                                              871
   Loan repayments pending transfer                   --           162            55          129           234

   Interest receivable                               133            32            11           29            54


                                           ----------------------------------------------------------------------
     TOTAL ASSETS                                940,793       156,303        52,659      108,716       258,013
                                           ----------------------------------------------------------------------


LIABILITIES

   Accrued administrative expenses                   187            33            11           22            53
   Interfund transfers pending                        --         1,252           422          278          (745)
   Participant loans payable                          --           (97)          (33)        (123)         (204)
   Other liabilities, net                            289           101            34           --           (21)

                                           ----------------------------------------------------------------------
     TOTAL LIABILITIES                               476         1,289           434          177          (917)
                                           ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $     940,317 $     155,014 $      52,225 $    108,539  $     258,930
-------------------------------------------=============-=============-=============-============--=============-

The accompanying notes are an integral part of these financial statements.

                                                                                    EIN# 13-3317783
                                                                                          PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995
                                ($ IN THOUSANDS)
                                  (Continued)

                                                                MEMBER DIRECTED
                                           --------------------------------------------------------
                                                               ITT           ITT
                                                           CORPORATION    INDUSTRIES
                                           BALANCED FUND  COMMON STOCK   COMMON STOCK
                                              (FUND D)    FUND (FUND F) FUND (FUND G)   LOAN FUND
---------------------------------------------------------------------------------------------------
ASSETS

   Receivable from ITT Industries
      Investment & Savings Plan            $      15,988   $     225,946 $    103,177  $   20,326

   Contributions receivable                          238              --           --          --

   Loan repayments pending transfer                   37              --           --
                                                                                             (617)
   Interest receivable                                 7              --           --          --


                                           --------------------------------------------------------
     TOTAL ASSETS                                 16,270         225,946       103,177     19,709
                                           --------------------------------------------------------


LIABILITIES

   Accrued administrative expenses                     3             44            21          --
   Interfund transfers pending                       530           (440)       (1,297)         --
   Participant loans payable                         (35)          (138)          (63)        693
   Other liabilities, net                             --            120            55          --

                                           --------------------------------------------------------
     TOTAL LIABILITIES                               498           (414)       (1,284)        693
                                           --------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $      15,772  $     226,360 $     104,461  $   19,016
-------------------------------------------=============--=============-=============--==========--

The accompanying notes are an integral part of these financial statements.



                                                                                                EIN# 13-3317783
                                                                                                      PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                ($ IN THOUSANDS)

                                                             NON-MEMBER
                                                              DIRECTED                MEMBER DIRECTED
                                                                          ------------------------------------------
                                                            THE HARTFORD  THE HARTFORD
                                                            COMMON STOCK  COMMON STOCK   INDEX FUND   FIXED INCOME
                                                  TOTAL     FUND (FUND A) FUND (FUND A)   (FUND B)    FUND (FUND C)
--------------------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net unrealized appreciation/(depreciation)     $     45,847  $    64,003   $      21,562 $     25,515 $         --
   Dividends                                         12,201        6,683           2,252           --           33
   Net realized appreciation                         38,695        2,053             692          292           --
   Interest                                          17,283          140              47           56       16,624
                                               ---------------------------------------------------------------------
     Total investment income/(loss)                 114,026       72,879          24,553       25,863       16,657
Interest on participant loans                         1,642          396             134          401          616
Repayment of participant loans                           --        2,387             804        2,331        3,888
Contributions                                        67,226       25,077           8,448       13,092       16,958
                                               ---------------------------------------------------------------------
     TOTAL ADDITIONS/(DEDUCTIONS)                   182,894      100,739          33,939       41,687       38,119

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Interfund transfers                                      --       10,954           3,691        4,875        7,456
Loans to participants                                    --       (3,230)         (1,088)      (2,645)      (4,884)
Administrative expense                               (1,831)        (360)           (124)        (251)        (377)
Withdrawals and distributions                       (80,823)     (13,269)         (4,470)      (7,883)     (29,154)
Other, net                                           (1,828)      (1,026)           (346)        (119)        (132)
                                               ---------------------------------------------------------------------
     TOTAL (DEDUCTIONS)/ADDITIONS                   (84,482)      (6,931)         (2,337)      (6,023)     (27,091)
                                               ---------------------------------------------------------------------
NET INCREASE/(DECREASE)                              98,412       93,808          31,602       35,664       11,028
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                              940,317      155,014          52,225      108,539      258,930
                                                 -------------------------------------------------------------------
     END OF YEAR                               $  1,038,729  $   248,822   $      83,827 $    144,203 $    269,958
-----------------------------------------------============--===========---=============-============-============--

The accompanying notes are an integral part of these financial statements.

                                                                                   EIN# 13-3317783

                                                                                         PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                ($ IN THOUSANDS)
                                  (Continued)

                                                                MEMBER DIRECTED
                                           --------------------------------------------------------
                                                               ITT           ITT
                                                           CORPORATION    INDUSTRIES
                                           BALANCED FUND  COMMON STOCK   COMMON STOCK
                                              (FUND D)    FUND (FUND F) FUND (FUND G)   LOAN FUND
---------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net unrealized appreciation/(depreciation) $       (1,761) $     (55,966)$     (7,506) $        --
   Dividends                                          188             --        3,045           --
   Net realized appreciation                        3,383         22,268       10,007           --
   Interest                                           220            125           71           --
                                           --------------------------------------------------------
     Total investment income/(loss)                 2,030        (33,573)       5,617           --
Interest on participant loans                          95             --           --           --
Repayment of participant loans                        547             --           --       (9,957)
Contributions                                       3,823            (90)         (82)          --
                                           --------------------------------------------------------
     TOTAL ADDITIONS/(DEDUCTIONS)                   6,495        (33,663)       5,535       (9,957)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Interfund transfers                                 5,328        (19,066)     (14,491)       1,253
Loans to participants                                (458)        (1,518)        (686)      14,509
Administrative expense                                (43)          (469)        (207)          --
Withdrawals and distributions                      (1,189)       (17,100)      (7,758)          --
Other, net                                            479           (343)        (341)          --
                                           --------------------------------------------------------
     TOTAL (DEDUCTIONS)/ADDITIONS                   4,117        (38,496)     (23,483)      15,762
                                           --------------------------------------------------------
NET INCREASE/(DECREASE)                            10,612        (72,159)     (17,948)       5,805
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                             15,772        226,360      104,461       19,016
                                           --------------------------------------------------------
     END OF YEAR                           $       26,384  $     154,201 $     86,513  $    24,821
-------------------------------------------===============-=============-============--===========-

The accompanying notes are an integral part of these financial statements.

                                                                                                EIN# 13-3317783
                                                                                                      PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
           FOR THE PERIOD DECEMBER 19, 1995 THROUGH DECEMBER 31, 1995
                                ($ IN THOUSANDS)

                                                             NON-MEMBER
                                                              DIRECTED                  MEMBER DIRECTED
                                                                          ------------------------------------------
                                                            THE HARTFORD  THE HARTFORD
                                                            COMMON STOCK  COMMON STOCK   INDEX FUND   FIXED INCOME
                                                  TOTAL     FUND (FUND A) FUND (FUND A)   (FUND B)    FUND (FUND C)
--------------------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Transfer in from ITT Industries Investment &
  Savings Plan at 12/19/95                     $    922,040  $   155,130   $      52,263 $    106,842 $    255,691
Investment Income:
   Net unrealized appreciation/(depreciation)        12,667       (1,026)           (346)         749           --
   Net realized appreciation                            626           --              --            1          603
   Dividends                                            102           --              --           95           --
   Interest                                               4           --              --           --           --
                                               ---------------------------------------------------------------------
     Total investment income                         13,399       (1,026)           (346)         845          603
Interest on participant loans                           133           32              11           29           54
Repayment of participant loans                           --          162              55          129          234
Contributions                                         5,221        2,005             676          871        1,431
                                               ---------------------------------------------------------------------
     TOTAL ADDITIONS                                940,793      156,303          52,659      108,716      258,013

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Interfund transfers                                      --       (1,252)           (422)        (278)         745
Loans to participants                                    --           97              33          123          204
Administrative expense                                 (187)         (33)            (11)         (22)         (53)
Other, net                                             (289)        (101)            (34)          --           21
                                               ---------------------------------------------------------------------
     TOTAL (DEDUCTIONS)/ADDITIONS                      (476)      (1,289)           (434)        (177)         917
                                               ---------------------------------------------------------------------
NET INCREASE/(DECREASE)                             940,317      155,014          52,225      108,539      258,930
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of period                                 --           --              --           --           --
                                                 -------------------------------------------------------------------
     END OF PERIOD                             $    940,317  $   155,014   $      52,225 $    108,539 $    258,930
-----------------------------------------------============--===========---=============-============-============--

The accompanying notes are an integral part of these financial statements.

                                                                                    EIN# 13-3317783
                                                                                          PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
           FOR THE PERIOD DECEMBER 19, 1995 THROUGH DECEMBER 31, 1995
                                ($ IN THOUSANDS)
                                  (Continued)

                                                                MEMBER DIRECTED
                                           ------------------------------------------------------------
                                                               ITT           ITT
                                                           CORPORATION    INDUSTRIES
                                           BALANCED FUND  COMMON STOCK   COMMON STOCK
                                              (FUND D)    FUND (FUND F) FUND (FUND G)   LOAN FUND
-------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Transfer in from ITT Industries Investment &
  Savings Plan at 12/19/95                     $       15,942  $     208,540 $    107,306  $    20,326
Investment Income:
   Net unrealized appreciation/(depreciation)              17         17,406       (4,133)          --
   Net realized appreciation                               18             --            4           --
   Dividends                                                7             --           --           --
   Interest                                                 4             --           --           --
                                               --------------------------------------------------------
     Total investment income                               46         17,406       (4,129)          --
Interest on participant loans                               7             --           --           --
Repayment of participant loans                             37             --           --         (617)
Contributions                                             238             --           --           --
                                               --------------------------------------------------------
     TOTAL ADDITIONS                                   16,270        225,946      103,177       19,709

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Interfund transfers                                      (530)           440        1,297           --
Loans to participants                                      35            138           63         (693)
Administrative expense                                     (3)           (44)         (21)          --
Other, net                                                --            (120)         (55)          --
                                               --------------------------------------------------------
     TOTAL (DEDUCTIONS)/ADDITIONS                        (498)           414        1,284         (693)
                                               --------------------------------------------------------
NET INCREASE/(DECREASE)                                15,772        226,360      104,461       19,016
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of period                                 --              --            --           --
                                               --------------------------------------------------------
     END OF PERIOD                             $       15,772  $     226,360 $    104,461  $    19,016
-----------------------------------------------==============--=============-============--===========-

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                     THE HARTFORD INVESTMENT AND SAVING PLAN
--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          (DOLLAR AMOUNTS IN THOUSANDS)


NOTE 1 - DESCRIPTION OF THE PLAN

The Hartford Financial Services Group, Inc., ("The Hartford" or the "Company", formerly ITT Hartford Group, Inc.), a Delaware corporation, was a wholly-owned subsidiary of ITT Corporation ("ITT" which was renamed ITT Industries, Inc.). On December 19, 1995, ITT distributed all of the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". In such Distribution, holders of common stock of ITT, including the ITT Investment and Savings Plan for Salaried Employees ("ITT Plan"), received one share of ITT Destinations, Inc. (renamed "ITT Corporation") common stock, one share of ITT Industries, Inc. common stock and one share of The Hartford common stock for each share of ITT common stock held. Shares in The Hartford, ITT Corporation, and ITT Industries, Inc. are held in Fund A, Fund F and Fund G, respectively.

Through the date of the Distribution, eligible employees of the Company participated in the ITT Plan. Subsequent to the Distribution, the Company established The Hartford Investment and Savings Plan (the "Plan", formerly the ITT Hartford Investment and Savings Plan) for the benefit of eligible employees of The Hartford. The accounts of employees who had participated in the ITT Plan were transferred to the Plan.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan information document, which has been distributed to the participants.

General
-------

The Plan is a defined contribution plan covering all full-time and some part-time employees of the Company who have six months or more of service, or who have fulfilled the requisite eligibility requirements for employees on a temporary or less than full-time basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

Plan members may generally elect to save 2% to 16% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended from time to time (the "Code").

An amount equal to 50% of a member's Basic Savings is matched by the Company. Basic Savings are contributions which are not in excess of the first 6% of base salary. Member's savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates .50% of base salary to the Floor Company Contribution Account of each eligible employee. Matching Company contributions are used to acquire The Hartford common stock.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. These expenses are limited to services provided by unrelated vendors. The Company continues to pay Plan administrative expenses which are not paid by the Trust.

                          (DOLLAR AMOUNTS IN THOUSANDS)


Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in the Company-matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement, disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan.

Investment Options
------------------

Contributions of member savings made on or after the Distribution date have been, and continue to be, invested in any one or more of Fund A, B, C or D, in multiples of 5%, as elected by the member. Except with respect to dividends thereon, no such amounts will be invested in Fund F or Fund G.

          Fund A - A fund invested primarily in The Hartford common stock.

          Fund B - A fund invested in a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index ( "S&P 500" ), with the objective of providing investment results which approximate the performance of the S&P 500 ( the "Index Fund" ).

          Fund C - A fund  invested in a  diversified  portfolio  consisting  of
          fixed  income   investments  and  agreements  in  support  of  capital
          preservation and liquidity.

          Fund D - A fund invested through an actively managed portfolio consisting of equity securities, fixed income securities and cash equivalents ( the "Balanced Fund" ).

          Fund F - A fund invested primarily in common stock of ITT Corporation, attributable to the Distribution.

          Fund G - A fund invested primarily in common stock of ITT Industries, Inc., attributable to the Distribution.

                          (DOLLAR AMOUNTS IN THOUSANDS)


Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan transactions are treated as transfers to (from) the investment fund from
(to) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate (as published in the Wall Street Journal) plus 1%. The interest rate is determined quarterly.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts or, subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

Forfeitures
-----------

Forfeitures of the nonvested portion of any member's Company contributions are applied to reduce future Company contributions. Forfeitures for the year ended December 31, 1996 and the period December 19, 1995 through December 31, 1995 were immaterial.

NOTE 2 -ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting. Repayment of participant loans, interest on participant loans, new loans to participants, contributions and administrative expenses for the period December 19, 1995 through December 31, 1995 represent such transactions for the entire month of December 1995.

The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FEDERAL INCOME TAX

In 1997, the Company plans to file with the Internal Revenue Service a request for a formal determination that the Plan is qualified, and that the Trust established under the Plan is tax-exempt. In the opinion of management, upon such a filing, a favorable ruling would be received in due course. The Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the Code and other applicable law.

                          (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust hereunder subject to the provisions of ERISA. In the event of termination of the Plan or partial termination or complete discontinuance of contributions, the interest of members shall automatically become nonforfeitable.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                                     1996             1995
------------------------------------------------------------------------------------------ ----------------- ---------------
Net assets available for plan benefits per financial statements                            $    1,038,729    $      940,317
Amounts allocated to withdrawing members                                                           (7,342)           (4,021)
------------------------------------------------------------------------------------------ -- -------------- -- ------------
Net assets available for plan benefits per the Form 5500                                   $    1,031,387    $      936,296
------------------------------------------------------------------------------------------ -- -------------- -- ------------

The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                                                                 1996             1995
------------------------------------------------------------------------------------------ -------------- ------------------
Benefits paid to members per the financial statements                                      $    80,823    $           --
Amounts allocated to withdrawing members at December 31, 1996                                    7,342                --
Amounts allocated to withdrawing members at December 31, 1995                                   (4,021)            4,021
------------------------------------------------------------------------------------------ -- ----------- --- --------------
Benefits paid to members per Form 5500                                                     $    84,144    $        4,021
------------------------------------------------------------------------------------------ -- ----------- --- --------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year, but not yet paid as of that date.

NOTE 6 - ANNUITY CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into numerous group annuity contracts with approximately 23 regulated insurance carriers. These contracts, which are classified as part of Fund C, are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

As of December 31, 1996, the estimated fair value of the group annuity contracts was $250,030. The average yield and weighted-average crediting interest rate on these contracts was 6.59% and 6.18%, respectively, for the year ended December 31, 1996.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company and Hartford Life Insurance Company. Bankers Trust Company is the Trustee, as defined by the Plan, and Hartford Life Insurance Company, a subsidiary of The Hartford, is an asset manager and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for Trustee and Investment management services provided by Bankers Trust Company amounted to $595 for the year ended December 31, 1996. Fees paid by the Plan related to the Plan's group annuity contracts issued by Hartford Life Insurance Company amounted to $26 for the year ended December 31, 1996. No fees were paid by the Plan to Bankers Trust Company and Hartford Life Insurance Company in 1995. In addition, certain Plan investments are shares of The Hartford common stock. As The Hartford is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

                                                                                                              EIN# 13-3317783
                                                                                                                    PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)



                                           Description of investment including maturity
                                           date, rate of interest,
     Identity of Party                     collateral, par or maturity value                    Cost            Market Value
     -----------------                     ---------------------------------                    ----            ------------

     Fund A:
     -------

*    The Hartford Financial Services
       Group, Inc.                         Common Stock                                   $        124,776    $        321,263


*    Bankers Trust Company                 BT Pyramid Directed Account Cash Fund - STIF              3,996               3,996
                                                                                             ----------------    -----------------

                                                    SUB-TOTAL                                      128,772             325,259
                                                                                             ----------------    -----------------

Fund B:
-------


*    Hartford Life Insurance Company       S&P 500 Index Portfolio Hartford -
                                              GA - 6226, S/A BI                                     88,696             144,304


*    Bankers Trust Company                 BT Pyramid Discretionary Account Cash Fund -
                                              STIF                                                     705                 705
                                                                                             ----------------    -----------------

                                                    SUB-TOTAL                                       89,401             145,009
                                                                                             ----------------    -----------------

Fund C:
-------


*    Bankers Trust Company                 BT Pyramid Discretionary Account Cash Fund -
                                              STIF                                                  18,197              18,197

     New York Life                         Group Annuity Contract
        Insurance Company                    #30495, 8.38%, 08/01/1997                               7,482               7,482

     Metro politan Life                     Group Annuity Contract
        Insurance Company                    #24533, 6.05%, 04/30/1994                              16,834              16,834

     Allstate Life                         Group Annuity Contract
        Insurance Company                    #GA 5429A, 5.74%, 05/03/1999                            8,838               8,838

     People Security Life                  Group Annuity Contract
        Insurance Company                    #BDA00598FR, 5.15%, 12/23/1998                          9,676               9,676

     Pacific Mutual                        Group Annuity Contract
        Insurance Company                    #26243-01, 9.20%, 01/02/1997                            2,008               2,008

     Connecticut General                   Group Annuity Contract
        Insurance Company                    #25214, 8.64%, 12/01/1997                               3,890               3,890

The accompanying notes are an integral part of these financial statements.
* - Indicates party-in-interest

                                                                                                              EIN# 13-3317783
                                                                                                                    PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)
(continued)

                                           Description of investment including maturity
                                           date, rate of interest,
     Identity of Party                     collateral, par or maturity value                    Cost             Market Value
     -----------------                     ---------------------------------                    ----             ------------

     New York Life                         Group Annuity Contract
        Insurance Company                    GA#30497, 7.20%, 09/30/1999                  $          7,300    $          7,300

     Allstate Life                         Group Annuity Contract
        Insurance Company                    GA#5593A, 7.52%, 11/01/1999                             3,945               3,945

     Prudential Life                       Group Annuity Contract
        Insurance Company                    #8163-211, 8.62%, 11/30/1997                            3,312               3,312

     Prudential Life                       Group Annuity Contract
        Insurance Company                    #GA-8162, 6.52%, 06/05/1995                            22,927              22,927

     Life Insurance Company                Group Annuity Contract
      of Virginia                            #GS2891, 5.91%, 06/02/1998                              2,953               2,953

     John Hancock                          Group Annuity Contract
        Insurance Company                    #8509, 7.50%                                           28,950              28,950


*    Hartford Life                         Group Annuity Contract
        Insurance Company                    #30026, 5.46%, 06/04/1999                               9,012               9,012


*    Hartford Life                         Group Annuity Contract
        Insurance Company                    GA#10361, 5.64%,03/31/1999                              4,318               4,318

     Metropolitan Life                     Group Annuity Contract
        Insurance Company                    GAC#24543, 5.80%                                       12,630              12,630


*    Hartford Life                         Group Annuity Contract
        Insurance Company                    GA#30027, 6.22%, 06/01/1999                             4,394               4,394

     Commonwealth Life                     Group Annuity Contract
        Insurance Company                    ADA000013TR                                            30,598              30,598

     Principal Financial                   Group Annuity Contract
        Group                                #06126, 8.70%                                          11,989              11,989

     Principal Financial                   Group Annuity Contract
        Group                                #14950-2, 8.15%, 03/20/1999                             5,447               5,447

     Transamerica                          Group Annuity Contract
        Insurance Company                    #76592, 5.88%                                          15,488              15,488

The accompanying notes are an integral part of these financial statements.
* - Indicates party-in-interest

                                                                                                              EIN# 13-3317783
                                                                                                                    PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)

(continued)

                                           Description of investment including maturity
                                           date, rate of interest,
     Identity of Party                     collateral, par or maturity value                    Cost             Market Value
     -----------------                     ---------------------------------                    ----             ------------

     Sun Life                              Group Annuity Contract
        Insurance Company                  #4670, 6.81%, 10/16/2001                       $          7,865    $          7,865

     Continental Assurance                 Group Annuity Contract
        Insurance Contracts                  #GP24022, 6.58%, 12/31/2001                             7,800               7,800

     Transamerica                          Group Annuity Contract
        Insurance Company                   #76620, 7.05% - STIF                                    20,499              20,499
                                                                                             ----------------    -----------------

                                                    SUB-TOTAL                                      266,352             266,352
                                                                                             ----------------    -----------------

     Fund D:
     -------


*    Bankers Trust Company                 BT Pyramid Directed Account
                                             Cash Fund- STIF                                        25,950    $         25,950
                                                                                             ----------------    -----------------

                                                    SUB-TOTAL                                       25,950              25,950
                                                                                             ----------------    -----------------

     Fund F:
     -------

     ITT Corporation                       Common Stock                                             81,556             155,906


*    Bankers Trust Company                 BT Pyramid Directed Account
                                             Cash Fund- STIF                                         2,651               2,651
                                                                                             ----------------    -----------------

                                                     SUB-TOTAL                                      84,207             158,557
                                                                                             ----------------    -----------------

     Fund G:
     -------

     ITT Industries, Inc.                  Common Stock                                             37,940              88,136


*    Bankers Trust Company                 BT Pyramid Directed Account
                                             Cash Fund- STIF                                         1,225               1,225

                                                                                             ----------------    -----------------

                                                    SUB-TOTAL                                       39,165              89,361
                                                                                             ----------------    -----------------

The accompanying notes are an integral part of these financial statements.
* - Indicates party-in-interest

                                                                                                              EIN# 13-3317783
                                                                                                                    PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)
          (continued)




                                           DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                                           DATE, RATE OF INTEREST,
     IDENTITY OF PARTY                     COLLATERAL, PAR OR MATURITY VALUE                    COST             MARKET VALUE
     -----------------                     ---------------------------------                    ----             ------------

     Loan Fund:
     ----------

     Loans to Participant                  Loans Receivable from Participants, at
                                           various dates bearing interest at rates from
                                           9.25% - 9.75%                                          24,821              24,821
                                                                                             ----------------    -----------------

                                                    SUB-TOTAL                                     24,821              24,821
                                                                                             ----------------    -----------------

                                                    GRAND-TOTAL                           $      658,668      $    1,035,309
                                                                                             ================    =================

The accompanying notes are an integral part of these financial statements.
* - Indicates party-in-interest

                                                                                                                EIN# 13-3317783
                                                                                                                      PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                ($ IN THOUSANDS)

                                                                                                        CURRENT VALUE
                                                                                                        OF  ASSETS ON
                                                            NO. OF     PURCHASE     SELLING    COST OF   TRANSACTION   NET GAIN
IDENTITY OF PARTY              DESCRIPTION OF ASSET      TRANSACTIONS    PRICE       PRICE      ASSET       DATE       OR (LOSS)
-----------------              --------------------      ------------    -----       -----      -----       ----       ---------

* Bankers Trust       BT Pyramid Discretionary Cash
  Company                Fund - STIF                         151            --    $  85,828   $  85,828   $  85,828         --


* Bankers Trust       BT Pyramid Directed Account Cash
  Company                Fund - STIF                         301            --      104,731     104,731     104,731         --

* Bankers Trust       BT Pyramid Discretionary Cash
  Company                Fund - STIF                         125      $ 104,730          --     104,730     104,730         --

* Bankers Trust       BT Pyramid Directed Account Cash
  Company                Fund - STIF                         216        138,553          --     138,553     138,553         --

The accompanying notes are an integral part of these financial statements.
* - Indicates party-in-interest

                                                                      EXHIBIT 23


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Hartford Financial Services Group, Inc.:

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed registration statement on Form S-8 (Registration No. 33-80663).







                                                            ARTHUR ANDERSEN LLP







Hartford, Connecticut
June 27, 1997